April 25, 2006

Mr. Steven Jacobs

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Affordable Residential Communities LP

Affordable Residential Communities Inc.

Registration Statement on Form S-11

Filed October 26, 2005

File No. 333-129254

Dear Mr. Jacobs:

On behalf of Affordable Residential Communities LP and Affordable Residential Communities Inc. (collectively, “ARC”) and in response to your letter to us dated November 21, 2005 regarding your review of our Registration Statement, we are forwarding for filing concurrently herwith Amendment No. 1 to the Registration Statement.  The numbering below corresponds to the numbering in your letter to us and we have preceded each response with the text of the question or comment made in the letter.

Form S-11

Risk Factors, page 33

1.  We note that your risk related to the accounting treatment for certain conversion features of the Senior Exchangeable Notes Due 2025 does not appear to be consistent with the accounting method that you have adopted during the quarterly period ended September 30, 2005.  Please advise or revise.

In our Form S-11 filing we identified a risk factor of possible volatility in our non-cash earnings due to the potential of derivatives embedded in the notes.  This risk factor was added as a precaution because our assessment of potential embedded derivatives was still preliminary at the time of our filing.  We completed our assessment prior to filing our Form 10-Q for the quarterly period ended September 30, 2005, and have determined that there are no requirements to separately account for derivative instruments embedded in the notes.  Our amended filing on Form S-11 will reflect this position.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Senior Exchangeable Notes Due 2025, page 21

2.  We note your position that your exchangeable notes are scoped out of SFAS 133 under paragraph 11a because you believe that the conversion feature would be classified in stockholders’ equity if it were a freestanding derivative.  Please provide us with an analysis, in sufficient detail, of how the provisions of your note and indenture agreements meet all the requirements of paragraphs 12 through 32 of EITF 00-19 in determining that equity classification is appropriate.

The conversion feature meets the requirements of EITF 00-19, including the provisions in paragraphs 12-32 as a result of the following provisions of our notes and indenture agreements:

•                  Net cash settlement is never required (except in change of control transactions in which holders of common shares would also receive cash).

•                  We may deliver unregistered shares.

•                  There is an explicit limit on the numbers of shares to be delivered (shares will not exceed 7,900,000 shares based on full conversion and including maximum make-whole premium shares) and that is less than the amount of authorized and unissued shares after considering all other commitments that may require the issuance of additional common stock during the period for which the conversion option is outstanding.

•                  Net cash settlement is not required if we fail to make timely filings with the SEC.

•                  There are no “top-off” or “make-whole” provisions.

•                  Holders are not subject to creditor rights in bankruptcy with respect to the conversion feature.

•                  There are no collateral requirements.

The increase in the conversion rate upon the occurrence of certain fundamental changes will not be treated as a derivative because an embedded derivative is not treated as a derivative for the purposes of SFAS No. 133 if:

•                  It is indexed to ARC’s own stock.

•                  The occurrence of certain fundamental changes is not an observable index or an observable market, and upon the occurrence of such a contingent event, the settlement amount is based solely on ARC’s stock (EITF 01-06).

•                  It would be recorded in shareholders’ equity if it were a freestanding instrument.

•                  Meets the requirements of EITF 00-19 in the same manner as the conversion feature above.

In addition, we analyzed whether the liquidated damages provision, which provides for an increased interest rate in certain circumstances if the registration of the notes or shares does not occur or ceases to be effective after initially being declared effective, should be included in the evaluation of the conversion option for under the EITF 00-19 model (to determine whether it should be bifurcated).  We consider the liquidated damages to be a separate feature that is distinct from the conversion feature since it has a different underlying than the conversion option.  The liquidating damages provision’s underlying is the nonoccurrence of an event (an effective registration of the common shares) while the conversion option’s underlying is the company’s stock price.  We believe that this is a position that is consistent with provided by View C under the current EITF deliberations regarding EITF 05-04, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.  EITF 05-4 is addressing whether a registration rights agreement and the conversion feature should be viewed as one combined instrument (feature) or considered as separate freestanding instruments (features).  We understand that if the EITF were to conclude that either View A or B were more appropriate and issue one of these Views as a Consensus, that the results could differ from the current treatment.

We would appreciate confirmation that our responses are acceptable, whereupon we will amend our registration statement consistent with these responses.  We welcome any additional comments you may have after reviewing the above information.

In addition, there are several significant developments that have resulted in significant changes to the S-11 as previously filed, including: (1) the decision of the Board of Directors of ARC to not maintain the election of ARC to conduct its business as a real estate investment trust (“REIT”) effective with the tax year ending December 31, 2006, resulting in a significant change in the sections of the S-11 addressing the REIT status of ARC and the tax consequenses thereof; (2) the decision of ARC to sell a number of communities and the impact of those sales on ARC's discontinued operations; and (3) changes to the executive officers and Board of Directors of ARC, including the replacement of the chief executive and chief operating officers of ARC and the resignations of 3 board members and the election of 3 new board members. These changes and the impact on ARC are reflected in the revised filing.

Sincerely,

/s/ Lawrence E. Kreider

Lawrence E. Kreider
Executive Vice President and Chief Financial Officer
Affordable Residential Communities Inc.